Snow Lake Signs Option Agreement with ACME Lithium for the Shatford Lake Lithium
Project next to the Tanco Mine

Manitoba, CA, January 30, 2024 - Snow Lake Resources Ltd., d/b/a Snow Lake Lithium™ (Nasdaq: LITM) ("Snow Lake" or the "Company") is pleased to announce that, further to its news release of December 20, 2023, it has signed an option agreement with ACME Lithium Inc., pursuant to which ACME has granted Snow Lake the option to earn up to a 90% undivided interest in the mineral claims held by ACME at its Manitoba lithium pegmatite project areas, located in south eastern Manitoba, Canada (the "Shatford lake Lithium Project").

Shatford Lake Lithium Project

The Shatford Lake Lithium Project is comprised of 37 mineral claims located over three project areas - Shatford Lake, Birse Lake, and Cat-Euclid Lake, totaling approximately 17,000 acres.  The project is located in the Bird River Greenstone Belt in southeastern Manitoba.  The region hosts hundreds of individual pegmatite bodies, many of which are classified as complex rare-element Lithium-Cesium-Tantalum ("LCT") pegmatites.  Thirty-one (31) of the mineral claims are contiguous to the south of Sinomine Corporation's world class Tanco Mine, a LCT producer since 1969.

Snow Lake may exercise the Option by paying a total of CAD$500,000 and incurring a total of CAD$1,800,000 in exploration and development expenditures over a two-year period, as follows:

Date for Completion	Cash Payment	Minimum Exploration and Development Expenditures	Earn In
Initial Payment	CAD $20,000
Upon Execution	CAD $130,000
First Year	CAD $150,000	CAD $600,000	51%
Second Year	CAD $200,000	CAD $1,200,000	90%

Once Snow Lake has earned a 90% undivided interest in the Project, and completed a positive feasibility study, a joint venture (the "Joint Venture") between Snow Lake and ACME will be formed for further development, the detailed market standard terms and conditions of which will be agreed at the time of formation of the joint venture.

Upon formation of the Joint Venture:

  Snow Lake will hold a 90% interest, and ACME will hold 10% interest in the Joint Venture;

  Snow Lake's interest will be a 90% participating interest in the Joint Venture, but will fund 100% of all expenditures until the completion of a positive feasibility study; and

  ACME will retain a 10% free carried interest, without the need to contribute to expenditures until the completion of a positive feasibility study on the Project.

Geological Setting of Shatford Lithium Project

The Shatford Lithium Project straddles a 15 kilometers long structural trend of the Greer-Shatford Shear Zone with numerous pegmatite dykes and favorable host rocks.  It is situated in the southern limb of the Bird River greenstone belt in southeastern Manitoba.  The region hosts hundreds of individual pegmatite bodies, many of which are classified as complex rare-element Lithium-Cesium-Tantalum (LCT) pegmatites - known to account for a quarter of the world's lithium production.

The northeast corner of the Shatford Lithium Project borders the mineral lease of the Tanco mine, with the Buck, Pelgi, and Dibs pegmatites nearby.

Proposed Work Program

Snow Lake intends to build upon the prior work undertaken by ACME Lithium on the Project, and its immediate focus is an ongoing detailed review of all data, samples, assays and reports prepared by ACME Lithium.  Snow Lake is in the process of designing an exploration program to both build upon ACME Lithium's work, and to undertake a regional exploration program over the balance of the Project to identify potential drill targets.

Snow Lake also intends to use the services of Critical Discoveries to assist in reviewing ACME Lithium's exploration data, as well as to provide input to the development of the 2024 exploration program on the Shatford Lithium Project.

Tanco Mine

Tantalum Mining Corporation of Canada Ltd. ("Tanco") is 100% owned and operated by Sinomine (Hong Kong) Rare Metals Resource Co., and operates the Tanco mine located on the northwest shore of Bernic Lake, Lac du Bonnet, Manitoba.  The Tanco mine pegmatite orebody was discovered in the late 1920's and the Tanco mine has been in commercial operation producing lithium in Manitoba for more than 50 years.  In addition to lithium concentrate for the lithium battery market, the Tanco mine produces cesium-based products for the North American market.

About ACME Lithium Inc.

Led by an experienced team, ACME is a mineral exploration company focused on acquiring, exploring, and developing battery metal projects in partnership with leading technology and commodity companies. ACME has acquired or is under option to acquire a 100-per-cent interest in a project area located in Clayton Valley, Nevada and has entered into option agreements with third parties on its Fish Lake Valley, Esmeralda County Nevada project, and at Shatford, Birse, and Cat-Euclid Lakes in south-eastern Manitoba.

About Snow Lake Resources Ltd.

Snow Lake is a Canadian lithium development company listed on Nasdaq:LTIM with 2 hard rock lithium projects, the Thompson Brothers project and the Grass River project (together the "Snow Lake Lithium™ Project"), in the Snow Lake region of Northern Manitoba.  Snow Lake is focused on advancing the Snow Lake Lithium™ Project through subsequent phases of development and into production in order to supply the North American electric vehicle and energy storage markets.

The wholly owned Snow Lake Lithium™ Project now covers a 59,587 acre site that has only been 1% explored and contains an identified-to-date 8.2 million metric tonnes measured, indicated and inferred resource at between 0.99% and 1.13% Li2O.

Forward Looking Statement This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995. that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Lithium™. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward- looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For more information, please contact:

Investors: ir@snowlakelithium.com

Media: media@snowlakelithium.com

Twitter: @SnowLakeLithium

www.SnowLakeLithium.com